UNITED STATES OF AMERICA
                        SECURITIES AND EXCHANGE COMMISSION
                               Washington D.C.  20549

          FORM 15 - Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of
                         the Securities Exchange Act of 1934.

                         Commission File Number: 333-129972-03

                          Accredited Home Loan Lenders, Inc
              (Exact name of registrant as specified in its charter)

                          Attention: General Counsel
               15253 Avenue of Science Bldg 1, San Diego CA, 92128
                               (858) 676-2100
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                        Accredited Mortgage Loan Trust 2007-1
                          Asset-Backed Notes, Series 2007-1
                                     Class A-1
                                     Class A-2
                                     Class A-3
                                     Class A-4
                                     Class M-1
                                     Class M-2
                                     Class M-3
                                     Class M-4
                                     Class M-5
                                     Class M-6
                                     Class M-7
                                     Class M-8
                                     Class M-9
             (Title of each class of securities covered by this Form)


                                     NONE
              (Titles of all other classes of securities for which a
            duty to file reports under section 13(a) or 15(d) remains)


               Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

              Rule 12g-4(a)(1)(i)    [X]     Rule 12h-3(b)(1)(ii)    [ ]
              Rule 12g-4(a)(1)(ii)   [ ]     Rule 12h-3(b)(2)(i)     [ ]
              Rule 12g-4(a)(2)(i)    [ ]     Rule 12h-3(b)(2)(ii)    [ ]
              Rule 12g-4(a)(2)(ii)   [ ]     Rule 15d-6              [ ]
              Rule 12h-3(b)(1)(i)    [X]

          Approximate number of holders of record as of the certification or notice date:  less than 300 holders

     Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


     DATE:  January 21, 2008     By: /s/ Charles O. Ryan
                                 Name: Charles O. Ryan
                                 Title: Securitization Coordinator
                                 Accredited Home Loan Lenders, Inc
                                 (Servicer)

     Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.